Exhibit 99.3

February 22, 2016

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Financial Services Regulation Division (Newfoundland and Labrador)

We refer to the short form prospectus of Algonquin Power & Utilities Corp. dated February 22, 2016 relating to the sale and issue of 5.00% Convertible Unsecured Subordinated Debentures represented by Instalment Receipts.

We consent to being named in and to the use, through inclusion in the above-mentioned short form prospectus, of our report dated February 20, 2015 to the Board of Directors and Stockholders of The Empire District Electric Company on the following financial statements:

•	consolidated balance sheets as at December 31, 2014 and December 31, 2013;
•	consolidated statements of income, common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2014; and
•	related notes, which comprise a summary of significant accounting policies and other explanatory information.

We report that we have read the short form prospectus and all information incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from The Empire District Electric Company consolidated financial statements on which we have reported or that are within our knowledge as a result of our audit of such financial statements.

PricewaterhouseCoopers LLP, 800 Market Sreet, St. Louis, MO 63101-2695
T: (314) 206-8500, F: (314) 206-8514, www.pwc.com/us